KIRKLAND LAKE GOLD REPORTS NEW HIGH-GRADE INTERSECTIONS EAST OF TAYLOR MINE

•	Drilling continues to intersect high-grade gold-bearing quartz veins with visible gold at multiple locations east of the Shaft Deposit

o	Key intercepts: 38.0 g/t Au over 3.0 metres (“m”), 59.0 g/t Au over 0.6 m, 5.1 g/t Au over 4.4 m, 4.4 g/t over 6.2 m and 72.8 g/t Au over 1.3 m

•	Drilling 200 m east of the Shaft Deposit highlights potential for near-term growth in mineral resources close to existing infrastructure (key intercept: 5.1 g/t Au over 3.4 m)

•	Underground drilling intersects gold mineralization approximately 7 m west of Shaft Deposit in target area between Shaft and West Porphyry deposits.

Toronto, Ontario – August 11, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) is pleased to report new exploration drill results from surface drilling east of the Taylor Mine (“Taylor”) in Northeast Ontario, and situated along the prolific Porcupine Destor Fault (the “PDF”). Recent drilling occurred along the hanging wall of the PDF, where high-grade gold mineralization has been intersected up to 1.8 km east of the Shaft Deposit, and up dip of the 1004 Deposit mineralization. The new drill results involve a total of 15 holes or 12,155 m of surface drilling, bringing total surface drill holes reported to date in 2017 to 43 holes for 22,520 m. Recent underground drilling of 14 holes for 2,500 m brings total underground drilling for 2017 to 31 holes in 9100 m.

Tony Makuch, President and CEO of Kirkland Lake Gold stated: “The aim of the exploration work completed to date is two-fold; to discover and identify new high-grade targets for follow-up drilling and to define extensions and new mineralization at existing deposits to support increased mine life. After intersecting high-grade gold mineralization 1.8 km east of the Shaft Deposit earlier this year, we have concentrated our more recent drilling within that 1.8 km target area and today are reporting multiple high-grade intersections. These results continue to highlight the potential that exists to identify new deposits to the east of Taylor along the PDF. As well, based on recent drilling, we are increasingly confident that we can add to our mineral resource and reserves in and around the Shaft Deposit, as well as the East and West Porphyry deposits, all areas located near existing infrastructure. Currently, we have three surface drills and one underground drill in operation as we continue our work to demonstrate the expansion potential and high-grade nature of the Taylor Deposit.”

Surface Drilling Program

Surface drilling to date has focused primarily on targets east of the Shaft Deposit, where shallow dipping mineralized quartz veins situated in the hanging wall of the PDF have been intersected at multiple locations (See Figures 1 &2). The new results being reported include a total 15 holes for 12,155 m of surface exploration. Results from this drilling support the Company’s view that mineralization at Taylor remains open at depth and along strike to the east and west.

Exploration drilling at the Taylor remains a priority for the Company with a total of three surface drills and one underground drill actively targeting mineralized extensions along strike and to depth below the 450 m level at this time.

Highlights of surface drilling results include:

•	38.0 g/t Au over 3.0 m in hole TA17-085 drilled approximately 825 m east of the Shaft Deposit

•	59.0 g/t Au over 0.6 m in hole TA17-041 drilled approximately 625 m east of the Shaft Deposit

•	72.8 g/t Au over 1.3 m and 8.7 g/t Au over 1.7 m in hole TA17-044 drilled approximately 525 m east of the Shaft Deposit

•	5.1 g/t Au over 4.4 m and 12.5 g/t Au over 1.3 m in hole TA17-052 drilled approximately 900 m east of the Shaft Deposit

•	4.4 g/t Au over 6.2 m in hole TA17-038 drilled approximately 625 m east of the Shaft Deposit

•	5.1 g/t Au over 3.4 m in hole TA17-042 drilled approximately 225 m east of the Shaft Deposit

Underground Drilling

Recent underground exploration results from the 70 and 90 m level highlight the potential to add resources between the East and West Porphyry deposits. (Refer to Figure 3).

Highlights of the results include:

•	102.2 g/t Au over 0.5 m and 2.7 g/t Au over 5.8 m in hole T70-003 is located 70 m west of the Shaft Deposit

•	4.3 g/t Au over 2.1 m and 3.1 g/t Au over 6.1 m in hole T90-113 identifies mineralization situated along strike and approximately 100 m east of the West Porphyry Deposit

The Taylor Mine is located along the PDF, a major structural feature, striking roughly east-west, dipping to the south between 40° to 60° south and globally associated with gold mineralization. Geologically, the Taylor property can be generalized from south to north as mafic volcanic rocks, which are relatively undeformed and unaltered; ultramafic and mafic volcanic rocks, which vary from weakly to strongly deformed, altered and contain felsic to intermediate porphyritic intrusions of varying shapes and sizes; and then metasedimentary rocks, which are interpreted to represent the footwall of the PDF on the Taylor property.

Gold mineralization at Taylor is located in the hanging wall of the PDF. Four mineralized deposits have been identified over a strike length of 2 kms. From east to west these are; the Shaft Deposit, with gold mineralization associated with felsic intrusive rocks; the East and West Porphyry deposits, a system of stacked lenses, with the gold mineralization associated with felsic intrusive and altered mafic-ultramafic rocks (Green Quartz Carbonate); and the Shoot Deposit, with gold mineralization hosted by argillaceous metasedimentary rocks within a package of green quartz carbonate. Follow drilling will continue east of the shaft zone throughout 2017. Gold commonly occurs as relatively coarse-sized free gold in quartz, but also occurs as fine particles, which may be intimately associated with sulphides both in quartz-carbonate veins and in surrounding altered host rocks.

Qualified Person

David Schonfeldt P. Geo Exploration Manager KL north, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the scientific and technical information included in this News Release.

QA / QC Controls

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with one half of the core sample shipped to SGS Laboratories located in Cochrane, ON or Swastika Laboratories situated in Swastika, ON. The other half of the core is retained for future assay verification. Other QA/QC measures includes the insertion of certified reference standards and blanks into the sample stream, and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 production targeted at 570,000 – 590,000 ounces of gold from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

(1) Reported intercepts are core lengths, with higher grade assays cut to 30 g/t Au. True widths have not been determined at this time. See Tables 1 and 2 provided below for detailed information regarding both the surface and underground assay results.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) planned exploration activities at the Taylor Mine and the anticipated results thereof; and (ii) the ability to expand resource potential at the Taylor Mine.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development of the Taylor Mine and development of the WPZ area; the addition of mineral resources and reserves at the East and West Porphyry deposits and the anticipated effects thereof; anticipated release date of future drill results from the Taylor Property; the future development of the Company’s Canadian and Australian operations, the ability to realize synergies and cost savings; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the second quarter ended June30, 2017 and the interim financial reports and related MD&A for the period ended June 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For more information, please contact:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884, 6205
E-mail: mutting@klgold.com
Website: www.klgold.com

Table 1: TAYLOR EXPLORATION – SURFACE ASSAY RESULTS

Drill Hole	Easting	Northing	Azimuth (degrees)	Dip (degrees)	From (m)	To (m)	Core Length (m)	Assay Au (g/t)	Cut 30 g/t

TA17-031	529650	5378670	340	-70	636.0	637.5	1.5	2.2
and					740.0	744.0	4.0	3.9
and					819.0	825.4	6.4	1.8
TA17-035A	528760	5379313	305	-50	38.0	38.7	0.7	2.7
and					49.5	53.0	3.5	2.2
and					180.3	181.1	0.8	2.0
and					184.0	189.7	5.7	3.5
TA17-036	528760	5379313	305	-70	48.0	49.0	1.0	2.1
TA17-038	529235	5379123	352	-55	151.5	152.5	1.0	1.6
and					155.5	156.6	1.1	1.8
and					219.5	220.6	1.1	1.2
and					323.5	324.9	1.4	4.0
and					370.3	376.5	6.2	4.4
TA17-039	528760	5379313	320	-60	41.1	41.9	0.8	1.4
and					79.0	80.0	1.0	2.0
TA17-040	528760	5379313	330	-54	42.0	48.0	6.0	1.6
and					100.6	103.7	3.1	1.9
TA17-041	529235	5379123	350	-70	141.0	147.0	6.0	1.1
and					307.4	308.1	0.7	9.4
and					311.4	312.5	1.1	1.7
and					372.4	372.9	0.6	59.0	30.0
and					396.0	396.8	0.8	2.6
TA17-042	528848	5379337	355	-50	121.3	124.7	3.4	5.1
including					123.6	124.7	1.1	9.9

TA17-043	528848	5379337	355	-65	60.3	61.3	1.0	2.5
and					82.3	83.8	1.5	4.8
TA17-044	529147	5379046	350	-60	235.4	236.3	0.9	1.9
and					242.1	243.2	1.1	2.1
and					248.5	249.2	0.7	2.7
and					267.0	268.5	1.5	1.4
and					338.6	339.9	1.3	72.8	30.0
and					367.8	369.5	1.7	8.7
TA17-051	528226	5378674	5	-70	367.6	368.7	1.1	2.7
and					478.2	479.7	1.5	1.2
and					522.0	523.0	1.0	4.3
and					555.0	561.0	6.0	0.9
TA17-052	529520	5379114	350	-70	355.0	356.3	1.3	12.5
and					374.8	379.2	4.4	5.1
including					378.0	379.2	1.2	9.2
TA17-085	529420	5379046	350	-55	265.4	268.4	3.0	38.0	12.7
including					266.4	267.1	0.7	39.2	30.0
including					267.9	268.4	0.5	169.1	30.0

Note: Taylor high grade assays are capped at 30 g/t Au. True widths have not been determined at this time.

Table 2: TAYLOR EXPLORATION – UNDERGROUND ASSAY RESULTS

Drill Hole	Azimuth (degrees)	Dip (degrees)	From (m)	To (m)	Core Length (m)	Assay Au (g/t)	Cut 30 g/t
T70-003	286	-72	106.5	107.0	0.5	102.2	30.0
and			115.2	121.0	5.8	2.7
T90-113	153	-75	1.4	3.5	2.1	4.3
and			128.5	134.6	6.1	3.1
including			130.8	131.9	1.1	11.8	Reported Previously

Figure 1: Taylor Surface Drill Plan View Showing Results East of Shaft Deposit

5379800 N
5379600 N
5379400 N
5379200 N
5379000 N
5378800 N
5378600 N
528200 E
528400 E
528600 E
528800 E
529000 E
529200 E
529400 E
529600 E
529800 E
530000 E
530200E
L74173
L74172
CP 6870
CP 3971
TP 578
CP 351
Shaft Deposit
East Porphyry Deposit
Portal
TA17-032
5.1 / 10.7
TA17-042
5.1 / 3.4
TA17-038
4.4 / 6.2
TA17-052
12.5 / 1.3
and 5.1 / 4.4
TA16-025
7.1 / 3.5
TA17-040
1.9 / 3.1
and 1.6 / 6.0
TA17-044
8.7 / 1.7
and 72.8 / 1.3
(30.0 / 1.3 cut)
TA17-041
59.0 / 0.6
(30.0 / 0.6 cut)
and 9.4 / 0.7
TA17-085
38.0 / 3.0
(12.7 / 3.0 cut)
TA16-031A
23.8 / 3.8
and 20.6 / 1.0
TA17-031
3.9 / 4.0
TP 7122
L74175
CP 1823
CP 7164
TP 6072
L74309
L74308
Plan View
East of Shaft Deposit:
Mineralized Drill Hole Intercepts
Taylor Mine Complex
Nad 83 Zone 17N
300m
Claim Boundary
Previously reported intercept
New Results
Au g/t / metres
KL KIRKLAND LAKE GOLD
August 2017

Figure 2: Taylor – Longitudinal View (Looking North) Showing Results East of Shaft Deposit

Figure 3: Taylor Longitudinal View Showing Underground Exploration Results East of West Porphyry Deposit